Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 6, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on June 5, 2008, entitled “VERIZON WIRELESS TO ACQUIRE ALLTEL”.

5 June 2008

VERIZON WIRELESS TO ACQUIRE ALLTEL

Vodafone announces that Verizon Wireless (“VZW”), its affiliate in the US, has agreed to acquire Alltel Corp. (“Alltel”) (the “Transaction”) for a total enterprise value of US$28.1 billion in cash and assumed debt. Alltel is the 5th largest mobile operator in the US, with over 13 million customers across 34 states in the US.

Commenting on the Transaction, Arun Sarin, Chief Executive of Vodafone, said:

“We expect the acquisition of Alltel to significantly increase the value of our 45% interest in VZW through the realisation of substantial in-market synergies and to reinforce its leading position in the world’s largest mobile market by revenues. Whilst VZW’s free cash flows will initially be deployed in reducing net debt, the VZW Board has agreed to conduct an annual dividend review process and to the payment of enhanced tax distributions.”

Key highlights

Anticipated benefits of the Transaction include:

•                  Reinforces VZW’s position as the leading mobile operator in the US market with 80 million customers and pro-forma CY2007 revenues of US$52.7 billion

•                  NPV of cost and capex synergies expected at over US$9.0 billion, after integration costs. Significant value creation arises from the in-market nature of the transaction. Annual run-rate of synergies of US$1.5–1.7 billion by CY2011

•                  Accelerates VZW’s EBITDA, earnings and free cash flow growth as a result of these synergies

•                  Along with the spectrum acquired in the recent US spectrum auctions, strengthens VZW’s spectrum position leaving it well-positioned to capitalise on the continued growth of the US mobile market, the largest in the world by revenues

•                  Expected to immediately enhance Vodafone’s adjusted earnings per share1 before intangible asset amortisation and integration costs

Distributions from VZW

The VZW Board has agreed that it will review distributions from VZW on an annual basis. When considering whether distributions will be made each year, the VZW Board will take into account its debt position, the relationship between debt levels and maturities and overall market conditions in the context of the five-year business plan. It is expected that VZW’s free cash flows will be deployed in servicing and reducing the VZW debt, including the Alltel acquisition financing, for approximately three years after the closing of the Alltel transaction. In addition, following the closing of the Alltel transaction, the VZW Board has agreed to certain additional tax distributions.

Transaction structure and funding

VZW has agreed to pay TPG Capital and GS Capital Partners (“GSCP”) a total cash consideration of US$5.9 billion for their aggregated 100% stake in Alltel, of which US$1.4 billion will come from projected cash on Alltel’s balance sheet at closing. Net debt at closing is projected to be US$22.2 billion. Neither Vodafone nor Verizon is contributing any equity to fund the transaction.

Completion

The transaction remains subject to customary regulatory approvals and is targeted to complete by the end of 2008.

- ends -

Conference call

Vodafone Group will be hosting a conference call for analysts and investors at 17:00 (UK time) today. To access the live webcast of this call please go to: http://www.vodafone.com/start/investor_relations/audiocast.html

Verizon Communications will also be hosting a conference call today.  For further details please go to:  http://investor.verizon.com/

For further information:
Vodafone Group
Investor Relations	Media Relations
Telephone:+44 (0) 1635 664 447	Telephone:+44 (0) 1635 664 444

Note:

1. Alltel’s projected earnings included in the adjusted earnings per share calculation are based on US GAAP. Further accounting adjustments may be required to incorporate these results on an IFRS basis into Vodafone’s reported earnings.

About Vodafone

Vodafone is the world’s largest mobile telecommunications company, with equity interests in 25 countries and Partner Networks in an additional 42 countries. As of 31 March, 2008, Vodafone had approximately 260 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Verizon Wireless

Verizon Wireless operates the USA’s most reliable wireless voice and data network, serving 67.2 million customers. Headquartered in Basking Ridge, N.J., with 69,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  For more information, go to: www.verizonwireless.com.

About Alltel

Alltel delivers voice and advanced data services nationwide to more than 13 million customers.  Alltel is the no. 5 mobile operator in the US with a 5% nationwide market share. In 1Q08, Alltel had ARPU of US$53.6, churn of 1.83% and revenues of US$2.3 billion. Alltel’s footprint covers 34 states and 79 million POPs in mostly rural markets in the Midwest and uses CDMA technology.

Disclaimer

Some statements set forth in this communication, including those regarding VZW’s proposed acquisition of Alltel and the expected impact of the acquisition on VZW’s strategic and operational plans and financial results, contain forward-looking statements that are subject to change. Statements including words such as “anticipate”, “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual results to differ materially from such forward-looking statements. Some of the factors which could cause events or results to differ materially from those expressed in these forward-looking statements include the following: materially adverse changes in economic and industry conditions and labour matters, including workforce levels and labour negotiations, and any resulting financial and/or operational impact, in the markets served by us or by companies in which we have substantial investments; material changes in available technology, including disruption of our suppliers’ provisioning of critical products or services; the impact of natural or man-made disasters or litigation and any resulting financial impact not covered by insurance; technology substitution; an adverse change in the ratings afforded VZW debt securities by nationally accredited ratings organizations; the final results of federal and state regulatory proceedings concerning the provision of retail and wholesale services and judicial review of those results; the effects of competition in our and VZW’s markets; the ability of VZW to continue to obtain sufficient spectrum resources; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on our earnings; and the ability to complete acquisitions and dispositions. If any of these (or other similar) risks or uncertainties materialises, the acquisition may not be consummated, the potential benefits of the acquisition may not be realised, VZW or Alltel’s operating results and financial performance could suffer, and actual results could differ materially from the expectations described in these forward-looking statements.   A further review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading “Forward-Looking Statements” in our Preliminary Results Announcement for the year ended 31 March 2008 and under the heading “Risk Factors, Seasonality and Outlook – Risk Factors” in our Annual Report for the year ended 31 March 2007.

All information in this communication is as of the initial date on which this communication was released. Vodafone undertakes no duty to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract thereafter.  Information in this press release about the yield on shares cannot be relied upon as a guide to future performance.

Vodafone and the Vodafone logos are trade marks of the Vodafone Group.  Other product and company names mentioned herein may be the trademarks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 6, 2008	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary